Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 April 29, 2015


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1287
         Zebra Capital Low Volume Leaders Strategy Portfolio, Series 1
                       File Nos. 333-201726 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comments given during a telephone conversation with our office regarding amendment no. 1 to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1287, filed on March 30, 2015 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Zebra Capital Low Volume Leaders Strategy Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

      1. Please provide an 80% policy that states that the Trust will invest at least 80% of its assets in stocks with low trading volumes. In addition, please define low trading volume.

      Response: In response to your comment, the following paragraph has been added: "The trust will invest in at least 80% of the value of its assets in common stocks of companies that the sponsor believes have low trading volumes. Low trading volumes, as defined by the sponsor, represent those companies whose shares are, as of the security selection date, trading at lower volumes versus the amount of their total outstanding shares as a percentage when compared with their peers."

Investment Summary -- Security Selection

      2. Please provide the time periods for: (i) the trading volume in dollars in Step 2(a) and (ii) the lowest daily trading volume in Step 3. In addition, the discussion of the security selection criteria in Step 2(b) is confusing. Please revise this disclosure in plain English, and provide corresponding examples. See Rule 421 under the Securities Act of 1933. We may have further comments after reviewing your revisions. Finally, please add the word "the" after "Select" in Step 3.

      Response: In response to your comment, paragraph 2(a) has been revised as follows: "The 250 securities with the lowest price impact over the trailing twelve months, which is defined as the trailing 12 month total return divided by the trailing 12 month average daily trading volume in dollars."

      In response to your comment, paragraph 2(b) has been revised as follows:
"Securities with extremely low levels of trading liquidity. Such securities are those that are, as of the Security Selection Date, trading at or below the lowest 2.5% of their 12 month average daily trading range."

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren